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                            September 21, 2021

       Amit Walia
       Chief Executive Officer
       Informatica Inc.
       2100 Seaport Boulevard
       Redwood City, California 94063

                                                        Re: Informatica Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted September
7, 2021
                                                            CIK No. 0001868778

       Dear Mr. Walia:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 24, 2021 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Unaudited Pro Forma Consolidated Financial Statements
       Note 3. Adjustments to Unaudited Pro Forma Consolidated Statement of Operations, page 90

   1. Your disclosure on page 80 indicates that you granted options after June 30, 2021. Please disclose any
compensation expense associated with these options that will be recognized upon completion of the
offering.
   2. We note that your pro forma financial statements include adjustments to reflect the repayment of a portion
of your First Lien Credit Agreement and the full amount of your
                                                        Second Lien Credit
Agreement and the removal of the historical interest expense and
 Amit Walia
Informatica Inc.
September 21, 2021
Page 2
      amortization of debt issuance costs and discounts relating to this debt. Tell us how you also considered including adjustments to reflect any losses relating to the write off of unamortized debt issuance costs and discounts associated with the prepayment, and the
      2% prepayment penalty. To the extent any expenses, losses and related tax effects will not recur beyond 12 months after the transaction, please disclose this in the notes. Refer to
      Rule 11-02 (a)(11) of Article 11.
3. We note your disclosure on page 124 that you intend to refinance the term loans under the existing First Lien Credit Agreement. Tell us how you considered including adjustments to your pro forma income statement to reflect any losses from refinancing, additional interest expense, and additional amortization of debt issuance costs and debt discounts relating to this refinancing. Refer to Rule 11-01(a)(8) of Article 11. To the extent any expenses, losses and related tax effects will not recur beyond 12 months after the transaction, please disclose this in the notes. Refer to Rule 11-02 (a)
(11) of Article 11.
Audited Financial Statements of Ithacalux Topco S.C.A
Note 14. Stockholders Equity and Deferred Compensation
Option Awards Activity, page F-51

4. Please disclose the weighted average fair value of your shares used in the determination of the fair value of your options granted during the six months ended June 30, 2021. Please also disclose the unrecognized compensation expense relating to all outstanding awards as of June 30, 2021.
Notes to Consolidated Financial Statements
22. Subsequent Events (Unaudited), page F-66

5. Please disclose the number of options issued after June 30, 2021 and the unrecognized compensation expense associated with these options.
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding the comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                            Sincerely,
FirstName LastNameAmit Walia
                                                            Division of
Corporation Finance
Comapany NameInformatica Inc.
                                                            Office of
Technology
September 21, 2021 Page 2
cc:       Jeffrey D. Saper
FirstName LastName